FNX MINING ANNOUNCES VOLUNTARY DELISTING FROM
AMEX AND TERMINATION OF SEC REPORTING

TORONTO: May 23, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX), announced today that it has submitted written notice to the American Stock Exchange ("AMEX") of its intention to file a Form 25 with the Securities and Exchange Commission (the "SEC") in order to voluntarily delist its common shares ("Shares") from AMEX and deregister its Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has requested that the delisting become effective on June 12, 2006. Following the delisting of the Company's Shares from AMEX, and the deregistration of the Company's Shares under Section 12(b) of the Exchange Act, the Company intends to file a Form 15 with the SEC. Immediately upon filing of the Form 15, the Company will no longer be required to file certain reports, including Form 40-F and 6-K, with the SEC.

Terry MacGibbon, the Company's President and Chief Executive Officer, commented that "FNX Mining listed on AMEX in June 2003 to increase the Company’s United States retail trading volume and to attract American analyst coverage. Neither objective was achieved and our American institutional shareholders continue to trade on the Toronto Stock Exchange ("TSX"). In addition, the complexity of securities regulatory compliance in the United States and the administrative burdens and increasing costs associated with being a United States reporting company have significantly increased in the past few years, particularly in light of new SEC Sarbanes-Oxley requirements. Overall, these complexities and administrative burdens and their associated costs far outweigh any benefits derived form our AMEX listing."

The Company's Board of Directors unanimously approved the delisting and deregistration of the Shares, noting that the TSX is the primary trading market for the Shares, with the TSX trading volume far exceeding the trading volume of the Shares on AMEX.

The Company does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from AMEX and the termination of the registration of the Shares under the Exchange Act since the nature and scope of publicly available information about the Company required by Canadian securities laws is substantially the same as the information such shareholders are currently receiving under the U.S./Canada Multijurisdictional Disclosure System, and such U.S. shareholders will continue to be able to trade FNX Shares through the facilities of the TSX.

For further information, please contact:

Terry MacGibbon, President and Chief Executive Officer
Tel: 416-628-5929

Ronald P. Gagel, Vice President and Chief Financial Officer
Tel: 416-628-5929

FNX Website: www.fnxmining.com